UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission File Number: 001-34153

Global Ship Lease, Inc.

(Translation of registrant’s name into English)

c/o Global Ship Lease Services Limited

25 Wilton Road

London SW1V 1LW

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Results of Annual Meeting of Shareholders

On December 7, 2022, Global Ship Lease, Inc. (the “Company”) held its 2022 Annual Meeting of Shareholders (the “Meeting”). At the Meeting, the following Proposals One and Two, which are set forth in more detail in the Company’s Notice of Annual Meeting of Shareholders and Proxy Statement furnished to shareholders on or about October 25, 2022, were approved and adopted:

1.

to elect each of Michael Chalkias and George Giouroukos to serve as Term II Directors until the Company’s 2025 Annual Meeting of Shareholders and until such time as his successor has been duly elected and qualified; and

2.	to ratify the appointment of PricewaterhouseCoopers S.A. as the Company’s independent public accounting firm for the fiscal year ending December 31, 2022.

Proposal Three, seeking shareholder approval of an amendment to the Company’s Amended and Restated Articles of Incorporation to lower the quorum requirement for shareholder meetings to one-third (1/3) of the outstanding shares, did not receive the requisite number of votes to pass. The Meeting was adjourned solely with respect to Proposal Three in order to provide additional time for shareholders to vote on Proposal Three (the “Adjournment”). The Annual Meeting will be reconvened, solely for the purpose of voting on Proposal Three, on January 5, 2023 at 8:00 p.m. local time, at 3-5 Menandrou Str., 14561 Kifisia, Athens, Greece.

Attached to this report on Form 6-K (this “Report”) as Exhibit 99.1 is a copy of the press release of the Company, dated December 7, 2022, and attached to this Report as Exhibit 99.2 is a letter to the shareholders of the Company, each relating to the Meeting and the Adjournment.

The information contained in this Report, except for Exhibit 99.1 and Exhibit 99.2, is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-231509, 333-258800 and 333-267468) and Form S-8 (File Nos. 333-258992 and 333-264113).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL SHIP LEASE, INC.
(registrant)

Dated: December 13, 2022	By:	/s/ Ian J. Webber
Ian J. Webber
Chief Executive Officer